UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           April             , 2000
                 ----------------------------

                               DESC, S.A. DE C.V.
                           --------------------------
                 (Translation of registrant's name into English)


 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]        No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.




NY2:\909256\03\JHL403!.DOC\41150.0012

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Desc, S.A. de C.V.
                                             ----------------------------------
                                                        (Registrant)



Date: May 5, 2000                         By /s/ Ernesto Vega Velasco
--------------------                         ----------------------------------
                                                    (Signature)*
                                             Name: Ernesto Vega Velasco
                                             Title: Chief Financial Officer





* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX


                                                                     Sequential
                              Item                                   Page Number
                              ----                                   -----------

1.     Press Release announcing first quarter results for the
       period ended March 31, 2000, together with comparative
       figures for the prior year period .............................    4

2.     Press Release announcing resolutions of registrant's
       general ordinary and extraordinary shareholders meeting
       held April 27, 2000 ...........................................    15











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